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                           December 11, 2020

       Adam Craig, M.D., Ph.D.
       Chief Executive Officer
       CTI BioPharma Corp.
       3101 Western Avenue, Suite 800
       Seattle, WA 98121

                                                        Re: CTI BioPharma Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed December 7,
2020
                                                            File No. 333-251161

       Dear Dr. Craig:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason L.
Drory at 202-551-8342 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Ryan Murr, Esq.